Exhibit 99.1

BLADEX THIRD QUARTER 2014 NET INCOME INCREASED 29% QoQ, AND 17% YoY, TO $26.6 MILLION, OR $0.69 PER SHARE.
YEAR-TO-DATE 2014 NET INCOME TOTALED $70.8 MILLION (+16% YoY).

PANAMA CITY, REPUBLIC OF PANAMA, October 15, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the third quarter and the first nine months ended September 30, 2014.

Third Quarter and Nine Months 2014 Highlights

Reported results:

•	Bladex’s third quarter 2014 Net Income reached $26.6 million (+29% QoQ; +17% YoY). The Bank’s first 9M14 Net Income totaled $70.8 million (+16% YoY) mainly on higher net interest income, fees and commissions and improved efficiency.
•	Net interest income totaled $36.8 million in 3Q14 (+9% QoQ; +1% YoY) and $102.8 million for 9M14 (+$10.8 million, or +12% YoY) on higher average portfolio growth, higher margins and spreads, and lower average funding costs.
•	Fees and commissions amounted to $4.1 million in 3Q14 (+10% YoY; -2% QoQ), to reach $12.6 million for 9M14 (+$3.6 million, +40% YoY).

Key performance metrics:

•	Net interest margin reached 1.93% in 3Q14 (+9 bps QoQ; -3 bps YoY), and 1.85% in the first 9M14 (+8 bps YoY), while net interest spread improved to 1.77% (+10 bps QoQ; -1 bps YoY) and 1.69% (+12 bps YoY), respectively.
•	3Q14 annualized return on average equity (“ROAE”) reached 11.7% versus 9.3% in 2Q14 and 10.7% in the 3Q13, while 9M14 ROAE stood at 10.7% versus 9.7% in 9M13.
•	The Business Efficiency Ratio improved to 30% in 3Q14 (-3 pts. QoQ; -4 pts. YoY), and to 33% for the first 9M14 (-5 pts. YoY).

Credit Growth & Quality:

•	The end-of-period Commercial Portfolio balance amounted to $7.2 billion as of September 30, 2014 (+4% QoQ; +9% YoY), while average Commercial Portfolio balances reached $7.0 billion in 3Q14 (+1% QoQ; +3% YoY), and $6.8 billion in the first 9M14 (+9% YoY).
•	Credit disbursements totaled $3.6 billion in 3Q14 (+3% QoQ; +10% YoY), as 9M14 disbursements reached $10.3 billion (-4% YoY).

•	Credit quality remained healthy with a ratio of 0.06% of non-accrual loans to total loan portfolio balances as of September 30, 2014. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.19% as of 3Q14 (+1 bps QoQ; -1 bp YoY). The credit provision to non-performing loan balances ratio was 21.1 times, compared to 20.3 times in 2Q14, and not meaningful in 3Q13.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M14	9M13	3Q14	2Q14	3Q13
Key Income Statement Highlights
Operating revenues	$116.9	$101.5	$43.2	$37.2	$31.5
Operating expenses	$(39.2)	$(40.7)	$(12.8)	$(12.9)	$(12.9)
Business Net Income (1)	$73.0	$62.2	$26.0	$22.9	$26.9
Non-Core Items (2)	$(2.2)	$(1.4)	$0.6	$(2.2)	$(4.1)
Net Income attributable to Bladex Stockholders (3)	$70.8	$60.8	$26.6	$20.7	$22.8
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.83	$1.59	$0.69	$0.54	$0.59
Return on Average Equity (“ROAE”)	10.7%	9.7%	11.7%	9.3%	10.7%
Business ROAE (5)	11.0%	9.9%	11.4%	10.3%	12.6%
Business Return on Average Assets	1.31%	1.20%	1.36%	1.24%	1.43%
Net Interest Margin ("NIM")	1.85%	1.77%	1.93%	1.84%	1.96%
Net Interest Spread ("NIS")	1.69%	1.57%	1.77%	1.67%	1.78%
Business Efficiency Ratio (6)	33%	38%	30%	32%	34%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,196	$6,584	$7,196	$6,901	$6,584
Treasury Portfolio	$402	$361	$402	$376	$361
Tier 1 Capital Ratio (7)	14.7%	15.9%	14.7%	15.2%	15.9%
Leverage (times) (8)	8.6	8.9	8.6	8.6	8.9
Liquid Assets / Total Assets (9)	8.1%	11.5%	8.1%	9.6%	11.5%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.00%	0.06%	0.06%	0.00%
Allowance for Credit Losses to Commercial Portfolio	1.19%	1.20%	1.19%	1.18%	1.20%

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Third Quarter 2014 results: “As 2014 draws to a close I would like to take this opportunity to briefly convey our views on current environment and trends for 2015.  We all are aware of diverging growth dynamics in the global economy, exacerbated by growing political tensions in various parts of the world, including, to a lesser extent, Latin America.  The Region has seen a slowing of growth in various economies, with the two largest, Brazil and Mexico, presenting full year growth forecasts that are well below projections made at the beginning of the year.  Also, commodity prices have decreased, posing a challenge to the sustainability of economic growth in a Region which is still largely dependent on the primary sector.

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Despite these trends, Bladex has been able to harness significant growth in its business activities, which should see us on track to achieve the portfolio growth of 10% to 13% that was originally envisioned for 2014.  This growth has not been achieved at the expense of earnings quality, as revenues diversification progresses, and as risk indicators continue to signal a stable, well diversified risk profile.  Ongoing efforts to increase the efficiency in the way we do business have started to yield results as business growth outpaces related expenses.  All the above is making its mark on Bladex´s bottom line, as third quarter results attest.

One of the key benefits of Bladex´s inherent short-tenor portfolio profile is that we are able to react very swiftly to changes in the business climate, by re-positioning individual client and country exposures to pro-actively avoid risks that would fall outside of our conservatively framed risk appetite.  At the same time, our portfolio diversification allows us to redeploy our resources to other sectors, or other parts of the Region that are less impacted, or even benefit from these changes in the business environment.  Our policies and business practices do not allow for any material uncovered foreign exchange exposures, nor do they allow the Bank to be exposed to significant interest rate or other market risks.  All these factors are conducive to a gradual rise in profitability of our business, and to increased strength and quality of earnings achieved over the last quarters and years.  The third quarter results highlight, then, the Bank´s ability to deliver solid results not only in the best of times.

As we look ahead to 2015, GDP growth in the Region is forecasted to moderately improve over a modest 2014, which should bring about enhanced growth prospects for Bladex next year.  But, irrespective of whether these growth expectations will actually be met or not, Bladex will continue to focus on its core strengths, and will seek to further improve efficiency levels while diversifying revenue streams,” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 13, 2014, the Bank’s Board approved a quarterly common dividend of $0.35 per share corresponding to the third quarter 2014. The dividend will be paid on November 7, 2014, to stockholders registered as of October 27, 2014.

▪	Ratings affirmed: On July 29, 2014, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at BBB+/F2 respectively; with a “Stable” Outlook.

▪	Risk-sharing facility to support key commodities businesses in Latin America: On July 21, 2014, the International Finance Corporation (“IFC”) and Bladex signed a risk-sharing facility of up to $350 million to enable enhanced access to trade finance for key commodities businesses in Latin America in order to contribute to regional food security. The three-year extendable facility consists of trade and commodity-related transactions, including short-term, pre-export and post-import financings, originated by Bladex through its network of corporate clients, and provides financing for the production, processing, and trade of key commodities in nine countries across Latin America.

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Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2014, Bladex had disbursed accumulated credits of approximately $216 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 16, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 94622267.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

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